SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 0)*

BlackRock Kelso Capital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A (CUSIP Number)

July 25, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

13G	Page 2 of 7

1.	NAME OF REPORTING PERSONS. IRS IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) First Plaza Group Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 5,000,000 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 5,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12.	TYPE OF REPORTING PERSON (See Instructions) EP

13G	Page 3 of 7

1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) General Motors Investment Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 6,666,667 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 6,666,667

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,667
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%
12.	TYPE OF REPORTING PERSON (See Instructions) IA, CO

13G	Page 4 of 7

Item 1.	(a)	The name of the issuer is: BlackRock Kelso Capital Corporation (the “Issuer”)

	(b)	The principal executive office of the issuer is: 40 East 52nd Street New York, New York 10022

Item 2.	(a)

The names of the persons filing this statement are:

This statement on Schedule 13G is being filed jointly by First Plaza Group Trust and General Motors Investment Management Corporation (together, the “Reporting Persons”).

(b)

Address of principal business office of persons filing:

First Plaza Group Trust has its principal business office at:

c/o JP Morgan Chase Bank, N.A.

3 Chase Metro Center — Fifth Floor

Brooklyn, New York 11245

General Motors Investment Management Corporation has its principal business office at:

c/o General Motors Asset Management

767 Fifth Avenue

New York, New York 10153

	(c)	Citizenship: First Plaza Group Trust is a trust organized in the State of New York. General Motors Investment Management Corporation is a corporation organized in the State of Delaware.

	(d)	Title of Class of Securities: This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).

	(e)	The CUSIP number of the Stock is: Not Applicable

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check the status of the person filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

13G	Page 5 of 7

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities if the issuer identified in Item 1.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement, other than the securities set forth in the cover page for such person, as referenced in the table in Item 4(c) below.

	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

	(b)	Percent of class: See the responses to Item 11 on the attached cover pages. Such percentages are based upon 35,356,954 shares of Stock.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

		(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

		(iii)	Sole power to dispose or to direct the disposition of Stock: See the responses to Item 7 on the attached cover pages.

		(iv)	Shared power to dispose or to direct the disposition of Stock: See the responses to Item 8 on the attached cover pages.

Item 5.

Ownership of five percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than five percent on behalf of another person Not Applicable

Item 7.	Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

Dated: August 4, 2005

First Plaza Group Trust

By:	JPMorgan Chase Bank, N.A., as trustee for First Plaza Group Trust

By:	/s/ Nicole Stephenson
Name:	Nicole Stephenson
Title:	Assistant Treasurer

General Motors Investment Management Corporation

By:	/s/ David Holstein
Name:	David Holstein
Title:	Managing Director